Exhibit 99.1

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS SOLID THIRD QUARTER RESULTS

Cost Reductions and Efficiency Improvements Take Hold

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Refer to the interim Management Discussion and Analysis (MD&A) and unaudited consolidated Financial Statements for more information.

Toronto, Ontario, November 5, 2013 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today reported its unaudited consolidated financial and operating results for the third quarter ending September 30, 2013.

•	Reported net earnings attributable to equity holders of $25.3 million, or $0.07 per share.

•	Net cash from operating activities before changes in working capital[1] of $67.4 million, or $0.18 per share.

•	Cash, cash equivalent, gold bullion of $539.5 million at September 30, 2013.

•	Attributable gold production of 228,000 ounces, up 11% year-over-year.

•	Attributable gold sales of 195,000 ounces; commercial production of 185,000 ounces.

•	Total cash costs[2,3] – gold mines[4] of $807 per ounce; $793 per ounce year-to-date.

•	Total cash costs for IAMGOLD owned and operated mines of $735 per ounce; $741 per ounce year-to-date.

•	All-in sustaining costs[2] – gold mines of $1,216 per ounce.

•	On track to meeting $100 million cost reduction target with 77% achieved to date.

•	Maintaining 2013 production guidance and previously lowered cost guidance.

“We had a good quarter despite the challenging environment in our industry,” stated Steve Letwin, President and Chief Executive Officer. “Prior to the drop in the gold price, in the first quarter we launched a comprehensive program to reduce annual operating costs by $100 million without compromising employee safety or critical capabilities. This program has been highly successful to date as costs have been lowered by $77 million. As a result, our third quarter cash costs and all-in sustaining costs were well within guidance and we expect to meet our cost reduction targets for the year.

“Our priorities continue to be cost reduction, disciplined capital allocation and cash preservation. This will give us the flexibility to take advantage of opportunities that would deliver a robust return on capital,” continued Mr. Letwin. “While we remain optimistic about the long-term prospects for gold, we are prudently planning for a lower gold price environment. Accordingly, we are re-evaluating our capital expenditure plans, initiating programs to lower working capital, reviewing our dividend policy, reassessing our life-of-mine plans and driving further cost reductions – all to create long-term value for our shareholders.”

THIRD QUARTER 2013 HIGHLIGHTS

Accounting for Joint Venture Interests

As a result of the adoption of International Financial Reporting Standards (“IFRS”) 11, Joint Arrangements, effective January 1, 2013, we began accounting for our joint venture interests, Sadiola (41%) and Yatela (40%), using the equity method of accounting instead of proportionate consolidation. We now report earnings from these joint ventures in the consolidated statements of earnings in one line as share of net earnings (losses) from investments in associates and joint ventures (net of income taxes). Although there is no change to net earnings and earnings per share, individual line items such as revenues, cost of sales and income tax expense were affected by collapsing the impact of Sadiola and Yatela to one line. In addition, consolidated net cash from operating activities, investing activities and financing activities within the consolidated statements of cash flows were impacted due to the differences in equity accounting as compared to proportionate consolidation. Refer to note 2(c)(ii) of the consolidated interim financial statements as at September 30, 2013 for more information. We continue to present operational information about our joint ventures, including, but not limited to gold production, total cash costs, and all-in sustaining costs. For comparability, prior year figures have been restated using the equity method of accounting.

Financial Performance

•

Revenues for the third quarter 2013 were $293.5 million, $42.7 million lower than the same prior year period. The decrease was mainly due to a lower average realized gold price ($61.4 million), partially offset by a higher volume of gold sales ($18.4 million) and higher niobium sales ($0.3 million). The increase in sales volume was related to timing differences between production and sales, whereby a portion of the gold produced in the second quarter was sold in the third quarter. This increase in sales volume was partially offset by lower production, as expected, at Essakane due to lower grades.

•

Cost of sales for the third quarter 2013 was $218.3 million, up $33.1 million from the same prior year period. The increase was the result of higher operating costs ($27.0 million) and higher depreciation expense ($9.7 million), partially offset by lower royalties arising from a lower average realized gold price ($3.6 million). Operating costs were higher primarily due to the planned processing of Mouska ore compared to the same prior year period when Mouska ore was being stockpiled ($10.6 million), higher costs from increased mining activity and longer hauling distances at Rosebel ($12.1 million) and increased mining and processing of hard rock at Essakane ($6.0 million), partially offset by lower operating costs at other sites ($1.7 million).

•

Reported net earnings attributable to equity holders for the third quarter 2013 were $25.3 million ($0.07 per share), $52.7 million ($0.14 per share) lower than the third quarter 2012. The decrease was mainly related to the combined impact of lower revenues and higher cost of sales ($75.8 million) and IAMGOLD’s share of higher net losses from investments in associates and joint ventures ($13.1 million), partially offset by lower exploration expenses ($18.4 million) and lower income taxes ($21.1 million).

•	Adjusted net earnings attributable to equity holders[1] for the third quarter 2013 were $26.2 million ($0.07 per share1), $33.8 million ($0.09 per share) lower than the same prior year period.

•

Net cash from operating activities for the third quarter 2013 was $64.9 million, $30.9 million lower than the same prior year period. The decrease was mainly due to the combined impact of lower revenues and higher cost of sales ($75.8 million), partially offset by lower exploration expenses ($18.4 million), lower income taxes paid ($9.9 million) and lower changes to non-cash working capital items and non-current ore stockpiles ($5.7 million).

•

Net cash from operating activities before changes in working capital[1] for the third quarter 2013 was $67.4 million ($0.18 per share1), $36.6 million ($0.10 per share) lower than the same prior year period.

Financial Position

•

Cash, cash equivalents and gold bullion (at market value) was $539.5 million as at September 30, 2013, down $68.4 million from June 30, 2013. The decrease was mainly due to capital expenditures related to mining assets ($109.7 million), primarily at Essakane, and dividends paid ($52.2 million), partially offset by an increase in the market value of gold bullion holdings due to a higher closing gold price ($18.1 million), net repayments from related parties ($6.1 million) and net cash from operating activities ($64.9 million).

•	As at September 30, 2013, no funds were drawn against our $750 million total unsecured revolving credit facilities.

Production, Costs and Margins

Gold Operations

•

Attributable gold production, inclusive of joint venture operations, was 228,000 ounces in the third quarter 2013, up 23,000 ounces or 11% from the same prior year period. Gold production was higher due to pre-commercial production from the Westwood mine (43,000 ounces) and higher production at Mouska (2,000 ounces), partially offset by lower grades, as expected, at Essakane (13,000 ounces), lower grades at Sadiola (7,000 ounces) and lower throughput at Yatela (2,000 ounces).

•

Attributable sales volume, inclusive of joint ventures operations, for the third quarter 2013 was 195,000 ounces compared to attributable gold commercial production of 185,000 ounces. Sales in the third quarter exceeded commercial production by 10,000 ounces mainly related to Mouska (11,000 ounces) due to production in the second quarter 2013 which was sold early in the third quarter 2013. This was partially offset by timing differences at our other operations.

•

Total cash costs[2,3] – gold mines[4] for the third quarter 2013 were $807 per ounce, up approximately 3% from the second quarter of 2013 and up 14% from the same quarter in 2012. The year-over-year increase was mainly due to the impact of expected lower grades and the increase in processing hard rock, together with inflationary cost pressures across all sites. This was partially offset by the continued benefits from our cost reduction program.

•

All-in sustaining costs[2] – gold mines for the third quarter 2013 were $1,216 per ounce sold, up 14% from the same prior year period. The increase is attributed to lower grades and harder rock, along with the increase in sustaining capital expenditures to support the higher hard rock capacity levels at Rosebel and Essakane.

•

All-in sustaining costs net of the Niobec contribution were $1,134 per ounce sold in the third quarter 2013, up 10% from the same prior year period. The netting of the operating margin of Niobec less its sustaining capital expenditures against all-in sustaining costs recognizes the impact of Niobec`s predictable stream of cash flow on our overall cost of production.

•

The gold margin[1] for the third quarter 2013 was $527 per ounce, compared to $960 an ounce in the third quarter 2012. This reflects a 20% decline in the average realized gold price and a 14% increase in total cash costs over this period.

Niobium Operation

•	Niobium production for the third quarter 2013 was 1.3 million kilograms, up 8% from the same quarter 2012.

•	The operating margin[2] increased by 19% to $19 per kilogram in the third quarter 2013 from $16 per kilogram in the same quarter 2012 reflecting improved operating efficiencies.

Liquidity Planning

Although we remain optimistic about the long-term prospects for gold, our priorities continue to be cost reduction, disciplined capital allocation and cash preservation. Accordingly, we are re-evaluating capital expenditure plans, initiating programs to lower working capital, reviewing our dividend policy, reassessing our life-of-mine plans and driving further cost reductions.

COST REDUCTION PROGRAM

In the first quarter 2013, before the drop in the gold price, we announced a $100 million cost-reduction program. Our objective was to reduce operating costs at sites by $54 million, exploration expenditures by $40 million and corporate general and administrative costs by $6 million. We continue to gain traction on the initiatives stated in the second quarter and to implement new cost savings initiatives throughout the company. At the end of the third quarter, 77% of planned reductions had been achieved, with savings of $38 million in Operations, $35 million in Exploration and $4 million in Corporate. As we enter the 2014 budgeting process, it is our intention to roll all sustainable cost reduction and productivity improvement initiatives forward as embedded savings.

The following table indicates the cost savings realized as at September 30, 2013 with examples of new and ongoing initiatives.

Operations Examples

Target: $54 million

Realized year-to-date: $38 million

Reducing Power Costs and Consumption of Consumables

•	Reduced power rates at Rosebel.

•	Reduced cyanide consumption at Rosebel as a result of increased throughput to the gravity circuit following the commissioning of the third ball mill.

•	Reduced fuel consumption at Westwood with the implementation of a fuel and waste oil management program.

•	Reduced consumption of energy and steel in the SAG and ball mill grinding process at Essakane through the accelerated commissioning of the pebble crusher.

Reducing Labour Costs

•	Implemented transition plan to replace more expats with nationals.

•	Reduced staffing requirements in mining and maintenance through business process and operating efficiency improvements and improved contract maintenance.

•	Replaced consultants with in-house technical services team.

Renegotiating Mining Camp Supply Contracts

•	Consolidated bus contracts for transporting workers to and from the Essakane mine.

•	Negotiated price discounts from local suppliers at Essakane, such as food and security.

Improving Operating Efficiencies and Reducing Maintenance Costs

•

Improved productivity at Rosebel through an aggressive dewatering process of the pits during the rainy season combined with better coordination of shifts for the drilling and blasting crews. Blasting crews now perform their work immediately following the drilling of holes, which has significantly reduced the need for redrilling and enabled more holes to be drilled in the same period of time.

•	Reduced the frequency and cost of preventive truck maintenance through the replacement of the oil renewal system.

•	Reduced maintenance costs through the redesign of mine roads, which are improving tire life and reducing hauling cycle times.

•	Installed a potable water system at Essakane to provide safe drinking water, thereby eliminating the need to purchase bottled water for the operations.

•	Increased monitoring and management of tire wear at Westwood.

Exploration Examples

Target: $40 million

Realized year-to-date: $35 million

($14.1 million greenfield, $14.8 million brownfield, $5.6 million Côté Gold, $0.5 million for other scoping and feasibility studies

•	Downsized exploration teams by one-third, mainly in West Africa, Suriname, Brazil and Canada.

•	Reduced drilling activities mainly in Mali, Burkina Faso, Peru and Suriname.

•	Reprioritized projects and deferred others.

•	Deferred or redesigned certain study elements related to the Côté Gold project and exploration program.

Corporate Examples

Target: $6 million

Realized year-to-date: $4 million

•	Reduced use of consultants.

•	Lowered stock based compensation.

•	Increased reliance on communications technology resulting in less travel.

•	Reduced other general administration costs.

OPERATING HIGHLIGHTS AND CORPORATE DEVELOPMENTS

Westwood Revises Date for Commercial Production to Third Quarter 2014

Batch processing of ore from both Mouska and Westwood continued throughout the third quarter, with Mouska producing 2,000 ounces and Westwood 43,000 ounces, bringing combined total production to date to 101,000 ounces. While the ore from the Mouska mine is in commercial production, the ore from Westwood is at pre-commercial levels. Until Westwood achieves commercial production, the contribution from the sale of ounces produced from Westwood will be netted against capital expenditures. In total, the Westwood mill is expected to produce between 130,000 and 150,000 ounces in 2013.

The date for commercial production of the Westwood mine has been revised to the third quarter 2014 following a reassessment of the ramp-up of the mine in light of previously disclosed events. The first incident, reported in June of this year, involved a software malfunction, which put the service hoist out of commission. The repair work was completed and all costs are covered by the warranty. Subsequently, in August we experienced a rock burst. There were no injuries, but for safety reasons operations in that area of the mine were suspended and this has temporarily blocked access to that portion of the ore body.

Further evaluation of the impact of these events has resulted in modifications necessary to safely realize the mine’s full potential. Our outlook for 2014 for the Westwood and Mouska mines combined is expected to range between 100,000 and 120,000 ounces, with a ramp-up of the Westwood mine to full capacity by the end of 2016. While the timeline for reaching commercial production has changed, it does not alter our long-term view of the mine plan, estimated mineral reserves and resources, and life-of-mine throughput and production.

Until the Westwood mine achieves commercial production, the contribution from the gold sold will be applied as a credit against mining assets in the consolidated balance sheets. The revenues and associated costs from the gold sold at Westwood after obtaining commercial production will be reported in the consolidated statements of earnings.

Essakane Expansion to be Completed by Year-end

The plant expansion at Essakane to accommodate an increasing proportion of hard rock is on track for completion by the end of 2013 and we expect an increase in production levels in 2014 as a result. As expected, ore grades in 2013 have been 10%-15% lower than the life-of-mine average, mainly due to the processing of lower-grade, softer ore stockpiled in prior years. Higher grades are expected in 2014 as the percentage of hard rock mined increases. The higher grades will help to mitigate the impact of the higher energy consumption required to treat harder ore. We are also exploring opportunities to reduce our power costs, including connecting to the national power grid in Ouagadougou.

Rosebel Developments

The previously announced joint venture agreement with the Government of Suriname relating to areas outside the existing mining concession and the new power agreements pertaining to our existing operations are expected to extend the longevity of Rosebel and to enhance profitability. The new power rates are expected to potentially reduce costs at the site by up to $50 an ounce. With respect to the joint venture agreement, we are working to acquire additional properties and to further delineate the surrounding resources. To date, we have identified a number of targets and have commenced discussions. With respect to the expansion of our existing operation, the feasibility study assessing a number of alternate expansion scenarios, and which incorporates the new power agreements, is nearing completion.

Future Expansion and Development Projects on Hold

Our decision to commit to future expansion and development projects continues to be conditional on a number of factors. While we are currently exploring a number of alternatives for the Sadiola sulphide project, we do not intend to proceed without a partner. For the Côté Gold project, an attractive asset for our longer-term production profile, we expect to have the required mining permits by the end of 2014, and, depending on the outcome of the pre-feasibility study at the end of 2013, complete the feasibility study by mid-2015. The decision to proceed with construction will depend on the project economics based on the projected gold price. As part of the feasibility study for the Niobec expansion, we are exploring multiple scenarios, including a staged development approach. We continue to move forward with permitting and are reviewing the development timeline in light of current market conditions. The expected rate of return is attractive; however, this project will remain on hold until we have a partner to jointly fund the project. For all of these investments, our focus at this time is on de-risking the projects with ongoing evaluation of market conditions.

Yatela Mining Operations Suspended

On September 30, 2013, mining excavation activities were suspended at the Yatela mine in Mali, our joint venture operation with AngloGold Ashanti. The joint decision to suspend active mining activities at our highest cost operation, which accounted for 3% of production year-to-date, was the result of a combination of factors, including miner safety in the pit, the drop in the spot price of gold and rising costs. The decision has shortened the life of mining activities by approximately six months from what was previously planned. However, the processing of the ore previously mined will continue until the end of 2016.

Commitment to Zero Harm Continues

Regarding health and safety, the frequency of all types of serious injuries (measured as DART rate5) for the third quarter 2013 was 1.06 compared to 1.12 for full year 2012, representing a 5% improvement.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Ended September 30	Three months				Nine months
	2013	Change		2012[1]	2013	Change		2012[1]
Financial Results ($ millions, except where noted)
Revenues	$293.5	(13%	)	$336.2	$899.9	(15%	)	$1,054.8
Cost of sales	$218.3	18%		$185.2	$612.3	8%		$564.8
Earnings from mining operations[2]	$75.2	(50%	)	$151.0	$287.6	(41%	)	$490.0

Net earnings attributable to equity holders of IAMGOLD	$25.3	(68%	)	$78.0	$7.8	(97%	)	$250.1
Net earnings per share ($/share)	$0.07	(67%	)	$0.21	$0.02	(97%	)	$0.67

Adjusted net earnings attributable to equity holders of IAMGOLD[2]	$26.2	(56%	)	$60.0	$117.6	(48%	)	$226.8
Adjusted net earnings per share[2] ($/share)	$0.07	(56%	)	$0.16	$0.31	(48%	)	$0.60

Net cash from operating activites	$64.9	(32%	)	$95.8	$202.3	(36%	)	$314.6
Net cash from operating activities before changes in working capital[2]	$67.4	(35%	)	$104.0	$250.9	(30%	)	$358.3
Net cash from operating activities before changes in working capital ($/share)[2]	$0.18	(36%	)	$0.28	$0.67	(30%	)	$0.95

Key Operating Statistics
Gold sales – attributable (000s oz)	195	4%		188	567	(5%	)	595
Gold commercial production – attributable (000s oz)	185	(10%	)	205	587	(5%	)	616
Gold production – attributable (000s oz)[3]	228	11%		205	640	4%		616

Average realized gold price[2] ($/oz)	$1,334	(20%	)	$1,670	$1,438	(13%	)	$1,653
Total cash costs[2,4] – gold mines ($/oz)	$807	14%		$710	$793	12%		$708
Gold margin[2] ($/oz)	$527	(45%	)	$960	$645	(32%	)	$945

All-in sustaining costs[2,5] – gold mines ($/oz)	$1,216	14%		$1,065	$1,231	16%		$1,063
All-in sustaining costs – total[6] ($/oz)	$1,134	10%		$1,032	$1,164	11%		$1,047

Niobium production (millions of kg Nb)	1.3	8%		1.2	3.7	6%		3.5
Niobium sales (millions of kg Nb)	1.1	(8%	)	1.2	3.6	0%		3.6
Operating margin[2] ($/kg Nb)	$19	19%		$16	$17	13%		$15

Financial Position ($ millions)	September 30, 2013	Change	December 31, 2012[1]
Cash, cash equivalents, and gold bullion
at market value	$539.5	(47%)	$1,020.6
at cost	$457.7	(49%)	$894.2
Total assets	$5,160.0	(3%)	$5,295.6
Long-term debt	$639.9	0%	$638.8
Available credit facilities	$750.0	0%	$750.0

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this news release for the reconciliation to GAAP.
[3]	Balances related to 2013 include Westwood pre-commercial production for the three and nine months ended September 30, 2013 of 43,000 and 53,000 ounces, respectively.
[4]	The total cash costs computation does not include Westwood pre-commercial production for the three and nine months ended September 30, 2013 of 43,000 and 53,000 ounces, respectively.
[5]	By-product credits are included in the calculation of this measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[6]

Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital on a per gold ounce sold basis. Refer to the All-in sustaining cost table that follows in this news release.

ATTRIBUTABLE GOLD PRODUCTION AND TOTAL CASH COSTS

The table below presents the attributable gold production and total cash costs per ounce of production to the Company.

	Gold Production (000s oz)				Total Cash Costs[1] ($/oz)
Ended September 30	Three months		Nine months		Three months		Nine months
	2013	2012	2013	2012	2013	2012	2013	2012
Owner-operator
Rosebel (95%)	95	95	266	282	$729	$689	$730	$674
Essakane (90%)	64	77	191	238	736	594	732	580
Doyon division[2] (100%)	2	—	48	4	1,048	—	838	137

	161	172	505	524	735	644	741	627

Joint ventures
Sadiola (41%)	19	26	62	73	1,297	978	1,071	1,059
Yatela (40%)	5	7	20	19	1,204	1,324	1,251	1,587

	24	33	82	92	1,280	1,050	1,115	1,169

Total commercial operations	185	205	587	616	807	710	793	708

Doyon division[2] (100%)	43	—	53	—	—	—	—	—

	228	205	640	616	807	710	793	708

Cash costs [1] , excluding royalties					734	623	718	620
Royalties					73	87	75	88

Total cash costs [3]					$807	$710	$793	$708

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]

In 2012, the Mouska mine, as planned, did not produce gold other than marginal gold derived from the mill clean-up process. In 2013, the Westwood mill began processing Mouska ore. While the ore from Mouska is commercial production, the ore from Westwood is at pre-commercial levels. Until Westwood achieves commercial production, the Westwood contribution from ounces sold will be netted against capital expenditures.

[3]	The total cash costs computation does not include Westwood pre-commercial production for the three and nine months ended September 30, 2013 of 43,000 and 53,000 ounces, respectively.

GOLD SALES VOLUME AND REALIZED GOLD PRICE

	Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
Ended September 30	Three months		Nine months		Three months		Nine months
	2013	2012	2013	2012	2013	2012	2013	2012
Owner-operator (100%)	182	170	520	546	$1,336	$1,674	$1,433	$1,654
Joint ventures[3]	26	31	82	89	1,317	1,645	1,470	1,648

Total	208	201	602	635	$1,334	$1,670	$1,438	$1,653

[1]

Attributable sales volume for the three months ended September 30, 2013 and 2012 was 195,000 and 188,000 ounces, respectively, and for the nine months ended September 30, 2013 and 2012, was 567,000 and 595,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[3]	Attributable sales of Sadiola (41%) and Yatela (40%).

ALL-IN SUSTAINING COSTS

The table below presents the Company’s all-in sustaining costs per ounce sold.

	All-in Sustaining Costs[1] ($/oz)
Ended September 30	Three months		Nine months
	2013	2012	2013	2012
Owner-operator
Rosebel (95%)	$979	$923	$1,055	$920
Essakane (90%)	1,119	922	1,158	883
Doyon division (100%)	900	—	915	1,062

All-in sustaining costs – owner-operator	1,118	1,033	1,165	991

Joint ventures
Sadiola (41%)	1,809	1,129	1,526	1,256
Yatela (40%)	2,118	1,643	1,927	2,280

All-in sustaining costs – gold mines	1,216	1,065	1,231	1,063
Niobium contribution[2]	(82)	(33)	(67)	(16)

All-in sustaining costs – total[3]	$1,134	$1,032	$1,164	$1,047

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	Niobium contribution consists of Niobec mine’s operating margin and sustaining capital on a per gold ounce sold basis.
[3]	By-product credits are included in the calculation of this measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

CAPITAL EXPENDITURES1

Capital expenditures (“CAPEX”) in the third quarter 2013 were $129.6 million and $537.2 million year-to-date, inclusive of joint ventures. The following table shows the split between sustaining and development/expansion CAPEX.

Ended September 30, 2013	Three months			Nine months
($ millions)	Sustaining	Development/ Expansion	Total	Sustaining	Development/ Expansion	Total
Gold segments
Rosebel[2]	$18.9	$0.3	$19.2	$81.6	$15.9	$97.5
Essakane[2]	27.7	39.3	67.0	88.5	141.0	229.5
Westwood	—	7.1	7.1	—	102.7	102.7

Total gold segments	46.6	46.7	93.3	170.1	259.6	429.7
Niobec	5.9	10.5	16.4	25.0	34.4	59.4
Corporate and other	3.5	—	3.5	3.7	—	3.7

Total capital expenditures, consolidated	56.0	57.2	113.2	198.8	294.0	492.8
Joint ventures[3]	10.6	5.8	16.4	29.8	14.6	44.4

	$66.6	$63.0	$129.6	$228.6	$308.6	$537.2

[1]	Capitalized borrowing costs are not included.
[2]

On an attributable basis, Rosebel’s (95%) and Essakane’s (90%) sustaining capital expenditures were $17.9 million and $25.0 million, respectively for the three months ended September 30, 2013 and $77.4 million and $79.7 million, respectively for the nine months ended September 30, 2013.

[3]	Attributable capital expenditures of Sadiola (41%) and Yatela (40%).

THIRD QUARTER 2013 OPERATIONS REVIEW

ROSEBEL MINE, SURINAME

Attributable gold production of 95,000 ounces for the third quarter 2013 was unchanged from the same quarter 2012 as slightly higher throughput was offset by lower recoveries. Total mine production increased 7% from the same prior year period as the expanded mining fleet was put into production. Compared to the previous quarter, production was up 16% due to a 7% increase in throughput and an 8% increase in grade.

Total cash costs of $729 per ounce produced were 6% higher than the same period in 2012. The increase in total cash costs was mainly due to increased labour costs, higher consumables and higher fuel costs from longer hauls, partially offset by lower realized power rates resulting from updated contract parameters, which included the impact of the gold price. All-in sustaining costs of $979 per ounce sold were 6% higher than the same prior year period mainly due to higher cash costs and sustaining capital expenditures, partially offset by higher sales volume due to timing of sales.

Sustaining capital expenditures for the third quarter 2013 were $18.9 million, an increase of $3.1 million from the same prior year period primarily due to higher spending on mining equipment, partially offset by lower resource development expenditures. Sustaining capital expenditures in the third quarter 2013 included mining equipment ($9.0 million), pit optimization ($2.0 million), resource development ($2.6 million), capital spares ($2.4 million) and other sustaining capital ($2.9 million).

ESSAKANE MINE, BURKINA FASO

Attributable gold production of 64,000 ounces in the third quarter 2013 was 17% lower than the same prior year period. This was mainly due to expected lower grades, partially offset by a 7% increase in throughput, which was also up 9% from the previous quarter. The improved throughput is the result of an expansion in crushing and milling capacities, including the new pebble crusher installed in the previous quarter. During the third quarter, stripping at Essakane continued as part of Phase 2 of the push-back of the main pit.

Total cash costs in the third quarter 2013 were $736 per ounce produced, up 24% from the same prior year period. The increase was mainly due to the impact of lower grades, higher energy prices and consumption and the upward pressure on consumable prices. All-in sustaining costs per ounce sold were $1,119, up 21% from the same quarter 2012 mainly due to higher cash costs and sustaining capital expenditures.

Sustaining capital expenditures for the third quarter 2013 were $27.7 million, an increase of $4.2 million from the same prior year period. The increase is primarily due to higher capitalized stripping partially offset by lower spending on mining equipment and resource development. Third quarter 2013 sustaining capital expenditures included capitalized stripping of $22.2 million and other sustaining capital ($5.5 million).

DOYON DIVISION, CANADA

The Doyon division includes the Mouska mine, which is scheduled to close at the end of the first quarter 2014, and the Westwood mine. The Westwood mill, which commenced production at the end of the first quarter 2013, is batch processing ore stockpiled from the Mouska mine and the new Westwood mine. Ore from the Mouska mine was batch processed at the beginning of the third quarter 2013 to deplete the ore stockpiles. Throughout the remainder of the period, ore was stockpiled for the planned batch processing in the fourth quarter 2013.

While the ore from the Mouska mine is in commercial production, the ore from the Westwood mine is in pre-commercial production. In the third quarter 2013, the Westwood mill produced 2,000 ounces from the Mouska ore and 13,000 ounces were sold. Gold sales exceeded production by 11,000 ounces due to production late in the second quarter being sold early in the third quarter. Pre-commercial gold production from the Westwood mine was 43,000 ounces during the third quarter 2013. The resulting sales of 36,000 ounces and the related costs were netted against capital expenditures.

Total cash costs of $1,048 per ounce and all-in sustaining costs of $900 per ounce for the third quarter 2013 are not comparable to the same period in 2012 when ore was being stockpiled during the refurbishment of the mill. All-in sustaining costs per ounce sold are less than total cash costs per ounce produced for the third quarter 2013 as the ounces sold were produced in the second quarter 2013 at a lower total cash cost per ounce. Mouska produced 41,000 ounces in the second quarter 2013 compared to 2,000 ounces in the third quarter 2013.

SADIOLA MINE, MALI

Attributable gold production of 19,000 ounces for the third quarter of 2013 was 27% lower than in the third quarter 2012. This was the result of lower grades and recoveries, partially offset by higher throughput.

Total cash costs of $1,297 an ounce were 33% higher than the same prior year period mainly due to lower production. The 12% decrease in royalties reflected a lower average realized gold price. All-in sustaining costs were $1,809 per ounce sold compared to $1,129 per ounce in the same quarter 2012 due to higher cash costs and sustaining capital expenditures.

Sustaining capital expenditures for the third quarter 2013 were $10.0 million, an increase of $5.6 million from the same prior year period primarily due to higher capitalized stripping. Third quarter 2013 sustaining capital expenditures included capitalized stripping of $8.4 million and other sustaining capital ($1.6 million).

YATELA MINE, MALI

On September 30, 2013, mining excavation activities were suspended as a result of a combination of factors, including miner safety in the pit, the drop in the spot price of gold and rising costs. The decision has shortened the life of the mining activities by about six months from what was previously planned. However, the processing of the ore previously mined will continue until the end of 2016.

Attributable gold production of 5,000 ounces for the third quarter 2013 was down 29% from the same prior year period. Total operating material mined declined 53% from the same prior year period as the mine reached the end of life.

Total cash costs per ounce produced were $1,204 in the third quarter 2013, down 9% from the same quarter 2012. This was due to lower contractor costs and the impact of the impairment of inventories, which reduced the net cost of gold produced. The 8% decrease in royalties reflected a lower average realized gold price. All-in sustaining costs were $2,118 per ounce sold compared to $1,643 per ounce in the same quarter 2012 mainly due to the inclusion of the inventory write down which is excluded from total cash costs, partially offset by lower cash costs.

NIOBEC MINE, CANADA

Niobium production in the third quarter 2013 of 1.3 million kilograms was up 8% from the previous year, due mainly to a 10% increase in throughput.

Niobium revenues of $48.0 million in the third quarter 2013 were in line with the same prior year period due to marginally higher sales prices, partially offset by lower sales volume. The operating margin increased to $19 per kilogram from $16 per kilogram in the same prior year period due to decreased costs resulting from improved operating efficiencies.

Third quarter sustaining capital expenditures were $5.9 million. The timing of further capital spending related to the Niobec expansion project will be aligned with the advancement of permitting and the feasibility study. Regardless of project economics related to the expansion, we will not move forward without a partner to participate in the funding.

Niobium is largely tied to the steel industry. The steel industry continues to grow production, increasing by approximately 3% in the first three quarters of 2013 compared to the first three quarters of 2012. Growth continues to be mainly due to China, with declines in most other major steel producing regions, such as Europe, North America and South Korea. Compared to the previous quarter, steel production in the third quarter 2013 declined in Europe and the Commonwealth of Independent States, but was stable in North America and China. Niobium shipments worldwide declined year-over-year by approximately 14%. The decline in niobium shipments has had a minimal effect on Niobec to date, as prices and volumes continued to hold steady.

The Niobec mine’s production for 2013 is expected to be between 4.7 million kilograms and 5.1 million kilograms with an operating margin ranging between $15 and $17 per kilogram. The Company maintains its capital expenditure guidance for the full year 2013 of $80 million.

EXPLORATION

We were active at development and greenfield exploration projects in eight countries located in West Africa and North and South America for the nine months ended September 30, 2013. In the third quarter 2013, exploration expenditures totaled $18.7 million, of which $13.7 million was expensed and $5.0 million capitalized. This compares to $42.1 million for the same period in 2012. Drilling activities from all projects totalled approximately 47,400 metres (approximately 261,300 metres during the nine months ended September 30, 2013).

In light of our $100 million cost reduction initiative, we have reprioritized our global exploration activities and lowered our 2013 outlook by $40 million. The reduction in exploration activities relates to greenfield projects ($14.9 million), brownfield projects ($18.6 million) and the Côté Gold project ($6.5 million). The reduction in Côté Gold spending reflects the deferral of some exploration costs into future years, as well as a redesign of some study components. The changes are not anticipated to impact the timing of the project. Nevertheless, we plan to undertake significant greenfield exploration campaigns on priority projects in Ontario, Brazil and Senegal, and largely maintain planned resource development drilling programs at the Rosebel, Essakane, Westwood and Niobec operations. The outlook for 2013 exploration expenditures is $96.4 million, down $2.6 million from that presented in the second quarter 2013 and $50.8 million from expenditures in 2012.

2013 OUTLOOK

Production and Cost Guidance Maintained for 2013

IAMGOLD Full Year Guidance	2013
Rosebel (000s oz)	365 – 385
Essakane (000s oz)	255 – 275
Doyon division[1] (000s oz)	130 – 150

Total owner-operator production (000s oz)	750 – 810
Joint ventures (000s oz)	125 – 140

Total attributable production (000s oz)	875 – 950

Total cash costs[2,3] – owner-operator ($/oz)	$750 – $800
Total cash costs – gold mines ($/oz)	$790 – $840

All-in sustaining costs[2] – owner-operator ($/oz)	$1,100 – $1,200
All-in sustaining costs – gold mines ($/oz)	$1,150 – $1,250

Niobec production (millions of kg Nb)	4.7 – 5.1
Niobec operating margin[2] ($/kg Nb)	$15 – $17

Effective tax rate (%)	38%

[1]

Doyon division production of 130,000 to 150,000 ounces includes Westwood pre-commercial production. Associated contribution will be recorded against its mining assets in the consolidated balance sheets.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[3]	The total cash costs computation does not include Westwood pre-commercial production.

The success we had with our cost reduction program in the first half of the year was behind our decision to lower our cost guidance at the end of the second quarter. For the nine month period ending September 30, 2013, total cash costs for our owner-operator mines were $735 per ounce compared to guidance of $750-$800 per ounce. Total cash costs2,3 – gold mines were $807 per ounce compared to guidance of $790-$840 per ounce. And all-in sustaining costs2,3 – gold mines were $1,216 per ounce sold compared to guidance of $1,150 to $1,250 per ounce. Given the continued success of our cost reduction program, with 77% of the target achieved to date, we are maintaining our guidance for total cash costs and all-in sustaining costs.

As previously disclosed, depreciation expense is expected to increase in 2013 compared to 2012 as a result of capitalized stripping at Essakane and higher depreciation of the additional mobile equipment at Essakane and Rosebel. Depreciation is expected to be in the range of $175 million to $185 million, excluding Sadiola and Yatela, which are accounted for as equity investments.

The outlook is based on assumptions for the remainder of the year using an average realized gold price of $1,350 per ounce, C$/U.S.$ exchange rate of 1.00, U.S.$ /€ exchange rate of 1.30 and average crude oil price of $95 per barrel.

Effective Tax Rate

The effective tax rate for the three and nine months ended September 30, 2013 was mainly due to the limited tax deductibility on the impairment of investments and other items. After normalizing earnings, the effective adjusted tax rate for the nine months ended September 30, 2013 was 37%, slightly lower than the annual effective tax rate of 38% given as guidance due to the geographical mix of income.

CAPITAL EXPENDITURES OUTLOOK1

We are maintaining our capital expenditure outlook for 2013 as set out below. While Westwood’s total capital expenditure outlook remains unchanged, the allocation between sustaining and development/expansion has been adjusted to reflect the revised date for commercial production.

($ millions)	Sustaining	Development/ Expansion		Total
Owner-operator
Rosebel	$108	$22	[2]	$130
Essakane	100	200		300
Westwood	—	100		100

	208	322		530
Niobec Corporate	31 5	49 —		80 5

Total capital expenditures, consolidated	244	371		615
Joint ventures – Sadiola[3] and Yatela	30	45		75

	$274	$416		$690

[1]	Capitalized borrowing costs are not included.
[2]

The feasibility study to determine the optimum mine plan scenario for Rosebel, which incorporates the new reduced power rates, is nearing completion. The associated capital program, if any, would depend on the outcome of the feasibility study.

[3]

Attributable capital expenditures of $75 million include sustaining capital expenditures, capitalized stripping costs and existing commitments related to the ordering of long lead items in 2012 for the Sadiola sulphide expansion project.

NON-GAAP PERFORMANCE MEASURES – ADJUSTED NET EARNINGS

Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represent net earnings attributable to equity holders excluding certain impacts, net of taxes, such as impairments or impairment reversals of investments in associates and marketable securities, interest expense that is unrelated to financing working capital, foreign exchange gains or losses, unrealized derivative gains or losses, gains or losses on sales of assets and marketable securities, write down of receivables, restructuring charges, changes in estimates of asset retirement obligations at closed sites, and the impact of significant changes in tax laws for mining taxes. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of earnings before income tax expense as per the consolidated interim statements of earnings, to adjusted net earnings attributable to equity holders of IAMGOLD.

Ended September 30	Three months		Nine months
($ millions, except where noted)	2013	2012[1]	2013	2012[1]
Earnings before income tax expense	$50.1	$130.4	$107.0	$417.5

Adjusted items:
• Impairment (impairment reversal) of investments	(2.5)	1.2	64.2	20.7
• Interest expense on senior unsecured notes	2.8	1.2	15.8	1.2
• Foreign exchange losses (gains)	2.4	0.9	3.8	(9.6)
• Unrealized derivative losses (gains)	(7.1)	(17.5)	14.5	(21.3)
• Gains on sale of marketable securities	(0.8)	(7.2)	(0.8)	(16.5)
• Losses (gains) on sale of assets	—	0.9	0.2	(1.3)
• Write down of receivables [2]	0.7	—	12.9	—
• Restructuring charges	0.1	—	1.5	—
• Changes in estimates of asset retirement obligations at closed sites	—	—	(12.5)	0.5

	(4.4)	(20.5)	99.6	(26.3)

Adjusted earnings before income taxes and non-controlling interests	45.7	109.9	206.6	391.2
• Income tax expense	(22.6)	(43.7)	(87.5)	(140.9)
• Tax impact of adjusted items	5.3	2.5	10.2	3.0
• Non-controlling interests	(2.2)	(8.7)	(11.7)	(26.5)

Adjusted net earnings attributable to equity holders of IAMGOLD	$26.2	$60.0	$117.6	$226.8

Basic weighted average number of common shares outstanding (millions)	376.6	376.2	376.6	376.1

Adjusted net earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.07	$0.16	$0.31	$0.60

Effective adjusted tax rate (%)	38%	37%	37%	35%

[1]	Balances related to 2012 have been reclassified as per note 2(c) (ii) of the consolidated interim financial statements.
[2]

Includes $0.3 million and $5.4 million related to the write down of receivables at Yatela for the three and nine months ended September 30, 2013, respectively, which are reported on the consolidated statements of earnings in share of net earnings (losses) from investments in associates and joint ventures, net of income taxes.

NON-GAAP PERFORMANCE MEASURES – NET CASH FROM OPERATING

ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital:

Ended September 30	Three months		Nine months
($ millions, except where noted)	2013	2012[1]	2013	2012[1]
Net cash from operating activities per consolidated interim financial statements	$64.9	$95.8	$202.3	$314.6
Adjusting items from non-cash working capital items and non-current ore stockpiles
• Receivables and other current assets	3.3	6.9	0.3	(4.0)
• Inventories and non-current ore stockpiles	8.8	25.2	29.6	63.4
• Accounts payable and accrued liabilities	(9.6)	(23.9)	18.7	(15.7)

Net cash from operating activities before changes in working capital	$67.4	$104.0	$250.9	$358.3

Basic weighted average number of common shares outstanding (millions)	376.6	376.2	376.6	376.1

Net cash from operating activities before changes in working capital per share ($/share)	$0.18	$0.28	$0.67	$0.95

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.

End Notes (excluding tables)

(1)	This is a non-GAAP measure. Please refer to the reconciliation to GAAP above in this news release.
(2)	This is a non-GAAP measure. Please refer to the non-GAAP performance measures section of the MD&A for reconciliation to GAAP.
(3)	The total cash costs computation does not include Westwood pre-commercial production for the three months ended September 30, 2013 of 43,000 ounces.
(4)	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
(5)	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Wednesday, November 6, 2013 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD’s third quarter 2013 operating performance and financial results. A webcast of the conference call will be available through IAMGOLD’s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-866-551-3680 or 1-212-401-6760, passcode: 46619890#.

A replay of this conference call will be available from 5:00 p.m. November 6th to December 4th, 2013. Access this replay by dialling: North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 289992#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings “Third Quarter 2013 Highlights”, Operating Highlights and Corporate Developments”, and “2013 Outlook”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with six operating gold mines (including current joint ventures) on three continents and one of the world’s top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complimented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through CNW Group’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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